Exhibit 4.17

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Offer made to Christopher Prentice

Job Title:  Chief Executive Officer Mazor Robotics Inc.

Member of the executive management team of Mazor Robotics Ltd.

Reporting to:  CEO Mazor Robotics Ltd

Subordinated to: Board of Directors, Mazor Robotics Inc.

Main responsibilities: US Sales, Marketing, Service, Finance & Administration, HR and Operation. Potentially also Product management group

Revision Date: September 17th , 2014

Location:          Orlando, Florida

Position Overview:

The CEO of Mazor Robotics Inc. ("company") will lead the US business and will be responsible to meeting the objectives as will be approved by the Mazor Robotics Ltd. CEO and the Mazor Robotics Ltd. board of directors ("board").   The CEO will be responsible for developing and overseeing the successful execution of the strategy for the company in the US market. This includes developing and implementing plans which accelerate company performance and positioning the company for continued long-term profitable and sustainable growth.  This leadership position will also be accountable for workforce development responsibilities including recruitment, selection, performance management, talent development, team building, developing organization culture & employee loyalty and integrity.  The position is also responsible to  ensure full compliance with regulatory and statutory requirement of the US operation.

The position involves extensive travel throughout the US and internationally in addition to routine travel (at least 6 times per year) to the company headquarters in Israel.

The company headquarter is in downtown Orlando, Florida. The position require daily stay at the office headquarter, extensive travel schedule and living at the Orlando area.

Missions and tasks:

The CEO’s role and responsibility contains a wide range of executive duties which includes among others also the following tasks:

Executive Leadership:
o	Provide strategic vision and leadership and direct the Executive Management team to establish goals, strategies, plans, methodologies and policies
o	Ensure that the mission and core values of the company are placed into practice
o	Manage subordinated executives who supervise employees and take responsibility for the overall direction, coordination and evaluation of operational units
o	Hire and develop the company staff and leadership team
o
Inspire ethic and professional executive performance – be a role model who exemplifies within others also professionalism, dedication, persistence, integrity, clear and direct communication and cross cultural management skills.

o	Provide detailed and accurate routine business forecasting

Focus on Growth:
o	Lead the development, communication and implementation of effective growth strategies and processes
o	Develop and implement operational infrastructure and methods, processes and personnel, designed to accomplish the growth objectives of the company
o	Develop plans and strategies to meet or exceed the company’s revenue targets
o	Inspire the organization towards high level of quality and customer satisfaction
o	Monitor customer, market and competitor activity, compile the information and data, and provide feedback to corporate executive management team and other company functions
o	Manage key customer relationships and participate in closing strategic opportunities and travel for in-person meetings with customers and partners and to develop key relationships
o	React rapidly to changing trends or new competitive threats and opportunities by devising plans and making recommendations to the corporate executive management team

o	Head of Commercial Operation:
o	Responsible for the company’s commercial operations in the US market – direct management of the entire US team, operations and resources to deliver profitable growth
o	Responsible to compliance of regulatory and statutory requirement
o	Direct and coordinate company marketing, sales and service functions in the US market.
o	Exploit business opportunities

o	Finance, Compliance, HR & Administration:
o	Manage the activities of the US Headquarters – Orlando, FL
o	Ensure compliance with all labor laws and regulations in the US
o	Lead the company budget and work plan and efficiently manage the use of the company budgeted resources – full P&L responsibility for Mazor Robotics Inc.
o
Work closely with the Operations, HR and Finance functions of Mazor Robotics Ltd. to establish successful processes & programs – recommend and administer policies and procedures to enhance company operations

o	Represent the company at various events to promote the company and support its interests
o	Promote positive relations with partners, vendors, and distributors
o	Serve as compliance officer for the US operations – ensuring that processes and programs comply with all relevant regulations and laws (FDA, SEC, etc)
o	Attend Mazor Inc. Board meetings, report to the board of directors and maintain Mazor Inc. records
o	Approve ordering and payments based on approved budget and within authorized signatory rights
o	Sign on behalf of Mazor Inc on formal documents that must be submitted according to the US laws and regulations
o	Attend all meetings of the Executive management of Mazor Robotics Ltd.

Term: The term of employment is unlimited but employment will not be terminated, other than for cause, by either the employee or employer in the first 12 months (including notice period of 3 months).

Compensation:

The compensation will consist on several building blocks which includes: Base salary, Social benefits, Employee stock options plan (ESOP) and annual bonus.

The CEO bonus plan will be based on the annual objectives and linked to the approved budget of the company. The bonus will be paid on an annual base, following the approval of the company financial statements by its board of Directors

•	Annual salary: $ 250,000

•	Options: Total of 100,000 based on the standard terms of the current ESOP and the approved policy of pricing of stock upon grant (Subject to board approval)

•	Bonus: of up to $100,000 P/A will be paid upon and subject meeting specific objectives which will cover the following topics:

o	Meeting revenue targets (Capital sales and Recurrent revenues)	50%

o	Meeting strategic objectives	20%

o	Leadership development and Undesired turnover rate	10%

o	Effective team work with the corporate executives and commercial operation functions.	10%

o	Operating within approved expense budget	10%

•	Advanced Notice in case of leave – 90 days

•	Payment upon leave: 2 Months of salary in case of resignation by the employee and 3 months in case of termination by the Company (other than for cause or breach of fiduciary duties)

/s/ Ori Hadomi
Ori Hadomi
Chief Executive Officer